UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	333-167764-03

Morgan Stanley Bank of America Merrill Lynch Trust 2012-C5
(Exact name of issuing entity as specified in its charter)

Morgan Stanley Capital I Inc.
(Exact name of registrant as specified in its charter)

1585 Broadway, New York, NY
New York, NY
(Address of principal executive offices of registrant)

10036
(Zip Code)

(212) 761-4000
(Telephone number, including area code)
None
(Titles of all other securities for which a duty to file reports under section 13(a) or 15(d) remains)

Class A-1
Class A-2
Class A-3
Class A-4
Class A-S
Class B
Class PST
Class C
(Title of each class of securities covered by this Form)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☐
Rule 12g-4(a)(2) ☐
Rule 12h-3(b)(1)(i) ☐
Rule 12h-3(b)(1)(ii) ☐
Rule 15d-6 ☐
Rule 15d-22(b) ☒

Approximate number of holders of record as of the certification or notice date:	0

Pursuant to the requirements of the Securities Exchange Act of 1934, Morgan Stanley Capital I Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Morgan Stanley Capital I Inc.
(Depositor)

Date: January 22, 2024	By: /s/ Jane Lam
(Signature)
Jane Lam
President